Exhibit 5

[LETTERHEAD OF LUSE GORMAN POMERENK AND SCHICK, P.C.]

May 17, 2010

The Board of Directors

Citizens South Banking Corporation

519 South New Hope Road

Gastonia, North Carolina 28054-4040

Re:	Citizens South Banking Corporation
Registration Statement on Form S-3
Mandatorily Convertible Cumulative Non-Voting
Perpetual Preferred Stock, Series B
Common Stock, Par Value $0.01 Per Share

Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the offer and sale of shares of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) and the common stock, par value $0.01 per share (the “Common Stock,” and together with the Series B Preferred Stock, the “Shares”) of Citizens South Banking Corporation (the “Company”). We have reviewed the Company’s Certificate of Incorporation, Registration Statement on Form S-3 dated May 17, 2010 (the “Form S-3”), as well as applicable statutes and regulations governing the Company and the offer and sale of the Shares.

Assuming that (i) the Form S-3 becomes and remains effective during the period when the Shares are offered and sold, (ii) appropriate certificates evidencing the Shares will be executed and delivered upon sale of the Shares, and (iii) all applicable securities laws are complied with by the selling shareholders identified in the Form S-3, it is our opinion that the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to our firm being referenced under the caption “Legal Matters” and to the filing of this opinion as an exhibit to the Form S-3. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Luse Gorman Pomerenk & Schick, P.C.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION